SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

	By:	/s/ LEONARD FERTIG

Leonard Fertig
Chief Executive Officer
Date: August 8, 2005

Futuremedia Announces Board and Senior Management Appointments at Swedish Subsidiary Open Training

          BRIGHTON, England and STOCKHOLM, Sweden, Aug. 8 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, today announced senior management changes at Open Training, its wholly-owned subsidiary in Sweden.

          Lotta Sundell has been appointed interim Chief Executive, replacing Ulf Annerberg, who is leaving the company to pursue other interests. Ms. Sundell has been with Open Training since 2000, serving as CEO between 2003 and 2004. Ms. Sundell brings to her position 15 years of experience in the learning and technology industries. She returned to the company earlier this year after maternity leave and has been involved in key account management and business development.

          Ingrid Andersson has been appointed to the position of Chief Operating Officer. She has previously held positions of Business Area Manager and Operations Director with the Company. Ms. Andersson joined Open Training in 1999 and has 10 years of experience of the e-Learning industry.

          Founder and former Chairman of Open Training Hans-Erik Eriksson will be re-joining the Board as a non-executive Director.

          Leonard M. Fertig, Chief Executive Officer of Futuremedia plc and Chairman of Open Training, said, “We are pleased to welcome the new management team and the return of Mr. Eriksson to the Board. We look forward to working together with our colleagues at Open Training to take advantage of synergy and explore joint initiatives.”

          About Open Training:
          Open Training is a leading e-Learning company in Sweden and provides learning management solutions, production of custom e-Learning as well as consultancy services within learning to customers like Ericsson, Volvo, Merck Sharpe & Dohme, Pfizer and the Swedish Stock Exchange among others.

          About Futuremedia:
          Futuremedia plc is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company’s content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK’s Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

          “Safe Harbor” Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia’s expectations as of the date hereof. Such statements include expectations regarding expected benefits from changes in management, the Company’s future financial performance and the future performance of the Company’s products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management (including changes in management of wholly-owned subsidiaries), the Company’s ability to successfully develop its business in new geographic markets (including Sweden), the Company’s ability to develop and successfully market new services and products, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company’s control), the Company’s ability to operate profitably in the future, risks associated with rapid growth, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company’s filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
          -0-                             08/08/2005
          /CONTACT:  Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc/
          /Web site:  http://www.futuremedia.co.uk/
          (FMDAY)